Exhibit 11.0

COMPUTATION OF PER SHARE EARNINGS

	Six Months Ended June 30,		Three Months Ended June 30,
	2004	2003	2004	2003
Net Income	$1,024,082	$1,149,158	$541,371	$545,375

Average Shares Outstanding	1,838,600	1,805,671	1,841,248	1,808,724

Basic Earnings Per Share	$.56	$.64	$.30	$.31

Net Income	$1,024,082	$1,149,158	$541,371	$545,375

Average Shares Outstanding	1,838,600	1,805,671	1,841,248	1,808,724
Net Effect of Dilutive Stock Options	82,263	89,539	79,999	90,264

Adjusted Shares Outstanding	1,920,863	1,895,210	1,921,247	1,898,988

Diluted Earnings Per Share	$.53	$.61	$.28	$.29